Exhibit 99.1

Canaan Inc. Provides April 2025 Bitcoin Production and Mining Operation Updates

SINGAPORE, May 14, 2025 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today released its unaudited bitcoin mining update for the month ending April 30, 2025.

Management Commentary

“Our April production metrics demonstrate our ability to maintain a cost-effective mining operation on a global scale, as we expand our footprint and grow our bitcoin holdings,” said Nangeng Zhang, chairman and chief executive officer of Canaan. “Consistent with our policy, we utilized a portion of our mined bitcoins to cover mining-related expenditures, including post-period settlement expenses. While we accumulated slightly fewer bitcoins than in March due to a decline in price, we added 16 bitcoins to our holdings, ending the month with 1,424.

“Our North American mining operations continue to progress, supported by a solid pipeline of expansion opportunities. In April alone, our projects in Pennsylvania and Texas, powered by partnerships with Luna Square and Mawson Hosting, steadily increased both installed and energized hashrate, adding over 1.5 EH/s to our installed computing power. As a result, our total deployed hashrate reached 8.15 EH/s, with 6.20 EH/s in operation, while maintaining a competitive all-in power cost of US$0.044/kWh. These achievements underscore our strategic focus on geographic expansion and high-quality partnerships that create lasting value for Canaan and our shareholders.

“Our non-North American operations are also proving their strategic worth. In Ethiopia, our joint-mining initiative helps mitigate geographic and political risks, extends miners’ lifespans, and capitalizes on lower power costs and higher efficiency. From January to March, our average uptime in Ethiopia was 98%. Despite minor power disruptions in early April, our local partner responded swiftly, maintaining a 95% uptime for the month—still above market standards. We remain committed to adapting our partnerships and technologies to thrive in the global mining landscape.”

April 2025 Bitcoin Mining Updates (unaudited)

Key Metrics	Results (Rounded Numbers)
Bitcoins Mined During the Month	87 Bitcoins
Month-End Bitcoins Owned by Canaan Inc. on Balance Sheet[1]	1,424 Bitcoins
Month-End Deployed Hashrate (EH/s)	8.15 EH/s
Month-End Operating Hashrate (EH/s)	6.20 EH/s
Month-End Average Revenue Split[2]	62.3%
Average All-in Power Cost During the Month[3]	US$0.044/kWh

April 2025 Bitcoin Mining Infrastructure Updates (unaudited)

	North America	Non-North America	Global
Month-End Average Miner Efficiency	20.1 J/TH	30.8 J/TH	27.4 J/TH
Month-End Installed Power Capacity	76.3 MW	163.4 MW	239.7 MW

Notes:

1.	Defined as the total number of bitcoins owned by the Company on its Balance Sheet including any bitcoins receivable, excluding bitcoins that the Company has received as customer deposits.
2.	Defined as the weighted average percentage that Canaan would share from the total revenues generated according to the applicable joint mining arrangements if 100% of the mining machines consisting of Installed Computing Power (as defined below) were energized.
3.	Defined as the weighted average cost of power if 100% of the mining machines consisting of Installed Computing Power were energized.

Current Mining Projects (As of April 30, 2025) ：

Regions in alphabetical order (A to Z)	Active Mining Projects Count	Energized Computing Power[4]	Installed Computing Power[5]	Expected Computing Power[6]	Estimated Total Computing Power[7]
Global	9	6.20 EH/s	8.15 EH/s	0.59 EH/s	8.74 EH/s
America	4	2.18 EH/s	3.06 EH/s	0.59 EH/s	3.65 EH/s
Canada	1	0.02 EH/s	0.02 EH/s	0 EH/s	0.02 EH/s
Ethiopia	2	3.97 EH/s	4.22 EH/s	0 EH/s	4.22 EH/s
Kazakhstan	1	0 EH/s8	0.81 EH/s	0 EH/s	0.81 EH/s
Middle East	1	0.03 EH/s	0.04 EH/s	0 EH/s	0.04 EH/s

Notes:

4.	Defined as the amount of computing power that could theoretically be generated if all mining machines that have been energized are currently in operation including mining machines that may be temporarily offline.
5.	Defined as the sum of Energized Computing Power and computing power that has been installed but not yet energized, if any.
6.	Defined as the amount of computing power that has been delivered to the country where each mining project is located in but not yet installed.
7.	Defined as the sum of Installed Computing Power and Expected Computing Power.
8.	The Company temporarily brought offline approximately 0.6 EH/s of mining computing power in Kazakhstan due to economic considerations amid the severe decrease in the bitcoin price during April 2025.

Termination of Agreement for Additional $100 million Preferred Share Financing:

On March 10, 2025, Canaan announced a Series A-1 Preferred Shares financing of up to US$200 million with an institutional investor to support the Company’s growth initiatives. The first tranche of US$100 million was successfully received at closing. However, due to unforeseen market conditions, the Company and the investor have mutually agreed to terminate the agreement with respect to the second tranche of US$100 million, effective April 30, 2025.

Summary of Recent Operational Updates: Expansion of Self-Mining Operations:

Canaan has strengthened its North American footprint through new hosting agreements expected to significantly boost its self-mining capacity. The Company entered into a three-year master colocation agreement with Mawson Hosting LLC, an affiliate of Mawson Infrastructure Group Inc., for access to its facility in Midland, Pennsylvania. In addition, Canaan signed a 24-month equipment hosting agreement with a separate partner for a facility in Edna, Texas. Once fully energized, these initiatives are expected to contribute approximately 4.7 EH/s to the Company’s North American hashrate.

Advancement in Product Innovation:

Canaan has successfully completed the taped-out process for its next-generation bitcoin mining machine, the Avalon A16 series. In keeping with its commitment to transparency and performance validation, the Company plans to release real-world performance data and distribute sample units to customers upon completion of full system testing.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology in bitcoin’s history under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, such as expectations with regard to mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, the ability of the company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

ICR, LLC.
Robin Yang
Tel: +1 (347) 396-3281
Email: canaan.ir@icrinc.com